Renovis, Inc.

Two Corporate Drive

South San Francisco, California 94080

May 2, 2008

BY EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Filing Desk

Re:	Renovis, Inc.

Registration Statement on Form S-3 (File No. 333-137900)

Filed October 10, 2006

Ladies and Gentlemen:

On October 10, 2006, Renovis, Inc. (“Renovis”) filed a Registration Statement on Form S-3 (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”). In accordance with Rule 477 of Regulation C of the Securities Act of 1933, as amended, Renovis hereby requests the consent of the Commission to withdraw the Registration Statement as of the date hereof or at the earliest practicable date hereafter. The Registration Statement was not declared effective by the Commission and no securities were sold under the Registration Statement.

Renovis requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

If you have any questions or comments relating to this request for withdrawal, please contact Daniel H. Follansbee, Esq., counsel for Renovis, at (617) 348-4474.

Yours truly,

Renovis, Inc.

By:	/s/ Jörn Aldag
Jörn Aldag
President and Chief Executive Officer